UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (date of earliest event reported): January 11, 2019

SHANTINIKETAN INTERNATIONAL CORPORATION

(Exact name of issuer as specified in its charter)

Nevada	82-2169537
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

2100 ShantiNiketan Blvd, Tavares, Florida 32778

(Full mailing address of principal executive offices)

(352) 508-7060

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

On January 11, 2019, Appaswamy “Vino” Pajanor gave notice of his intent to resign from all of his positions with ShantiNiketan International Corporation (the “Company”), including his positions as the Company’s Chief Executive Officer, President and Chief Financial Officer, with such resignation from all such positions taking effect on January 11, 2019 (the “Effective Date”). There were no disagreements between Mr. Pajanor and the Company as to its operations, policies or practices.

Iggy Ignatius, the Company’s Executive Chairman will take over Mr. Pajanor’s duties as the Company’s Chief Executive Officer, President and Chief Financial Officer as of the Effective Date.

On January 16, 2019, Gary Beck resigned as a member of the board of directors of the Company effective January 31, 2019. There were no disagreements between Mr. Beck and the Company as to its operations, policies or practices.

SIGNATURE

Pursuant to the requirements of Regulation A, the Issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SHANTINIKETAN INTERNATIONAL CORPORATION

Date: January 17, 2019	By:	/s/ Iggy Ignatius
Iggy Ignatius
Executive Chairman and Chairman of the Board of Directors